Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined statement of income for the year ended December 31, 2017 combines the historical consolidated statements of income of CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), giving effect to the merger (as defined below) as if it had occurred on January 1, 2017, the first day of the fiscal year ended December 31, 2017. The unaudited pro forma condensed combined balance sheet as of December 31, 2017, combines the historical consolidated balance sheets of CVS Health and Aetna, giving effect to the merger as if it had occurred on December 31, 2017. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the statement of income, expected to have a continuing impact on the combined company’s results. The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial information was based on, and should be read in conjunction with, the following historical consolidated financial statements and accompanying notes:

•	separate audited historical consolidated financial statements of CVS Health as of and for the year ended December 31, 2017, and the related notes included in CVS Health’s Annual Report on Form 10-K for the year ended December 31, 2017; and

•	separate audited historical consolidated financial statements of Aetna as of and for the year ended December 31, 2017, and the related notes included in Aetna’s Annual Report on Form 10-K filed on February 23, 2018.

The unaudited pro forma condensed combined financial information has been prepared by CVS Health using the acquisition method of accounting in accordance with U.S. generally accepted accounting principles. CVS Health has been treated as the acquirer in the merger for accounting purposes. The acquisition accounting is dependent upon certain valuation and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. The merger has not yet received the necessary approvals from governmental authorities. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) and other relevant laws and regulations, before completion of the merger, there are significant limitations regarding what CVS Health can learn about Aetna. The assets and liabilities of Aetna have been measured based on various preliminary estimates using assumptions that CVS Health believes are reasonable based on information that is currently available to it. Differences between these preliminary estimates and the final acquisition accounting will occur, and those differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position. The pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements prepared in accordance with the rules and regulations of the SEC.

CVS Health intends to commence the necessary valuation and other studies required to complete the acquisition accounting promptly upon completion of the merger and will finalize the acquisition accounting as soon as practicable within the required measurement period, but in no event later than one year following completion of the merger.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only. The unaudited pro forma condensed combined financial information does not purport to represent the actual results of operations that CVS Health and Aetna would have achieved had the companies been combined during the periods presented in the unaudited pro forma condensed combined financial statements and is not intended to project the future results of operations that the combined company may achieve after the merger. The unaudited pro forma condensed combined financial information does not reflect any potential divestitures that may occur prior to, or subsequent to, completion of the merger or cost savings that may be realized as a result of the merger and also does not reflect any restructuring or integration-related costs to achieve those potential cost savings.

Unaudited Pro Forma Condensed Combined Statement of Income for the Year Ended December 31, 2017

	CVS Health	Aetna	Pro Forma Adjustments (Note 6)		Pro Forma Combined
	(Millions, except per common share data)
Revenues:
Pharmacy, consumer products and other:
Net revenues	$181,897	$—	$(8,501	)(j)	$173,396
Insurance:
Premiums(i)	2,868	53,894	—		56,762
Fees and other revenue	—	5,691	—		5,691
Net investment income		950	(111	)(k)	839

Total net revenues	184,765	60,535	(8,612)		236,688
Operating costs and expenses:
Pharmacy, consumer products and other:
Cost of revenues	153,970	—	(8,386	)(j)	145,584
Insurance:
Benefit costs(i)	2,250	44,519	—		46,769

	156,220	44,519	(8,386)		192,353
Selling, general and administrative expenses	19,028	12,336	1,426	(l)	32,790

Total operating costs and expenses	175,248	56,855	(6,960)		225,143

Operating income	9,517	3,680	(1,652)		11,545
Interest expense, net	1,041	442	1,862	(m)	3,345
Loss on early extinguishment of debt	—	246	—		246
Other expense (income)	208	—	(171	)(n)	37

Income from continuing operations before income tax provision	8,268	2,992	(3,343)		7,917
Income tax provision	1,637	1,087	(1,304	)(o)	1,420

Income from continuing operations	6,631	1,905	(2,039)		6,497
Income from continuing operations attributable to noncontrolling interest	(1)	(1)	—		(2)

Income from continuing operations attributable to CVS Health	$6,630	$1,904	$(2,039)		$6,495

Earnings per share from continuing operations attributable to CVS Health:
Basic	$6.48	$5.71			$5.00	(q)

Diluted	$6.45	$5.68			$4.96	(q)

Weighted average shares:
Basic	1,020	333	(59)		1,294	(p)
Diluted	1,024	335	(53)		1,306	(p)

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments shown above are explained in Note 6. Income Statement Pro Forma Adjustments.

Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2017

	CVS Health	Aetna	Pro Forma Adjustments (Note 7)		Pro Forma Combined
	(Millions)
Assets:
Cash and cash equivalents	$1,696	$4,076	$(3,136	)(r)	$2,636
Investments	111	2,280	—		2,391
Accounts receivable, net	13,181	5,071	(1,124	)(s)	17,128
Inventories	15,296	—	—		15,296
Other current assets	945	4,096	(165	)(dd)	4,876

Total current assets	31,229	15,523	(4,425)		42,327
Long-term investments	—	17,793	—		17,793
Property and equipment, net	10,292	586	—		10,878
Goodwill	38,451	10,571	33,613	(t)	82,635
Intangible assets, net	13,630	1,180	26,665	(u)	41,475
Separate Account assets	—	4,296	—		4,296
Other assets	1,529	5,202	(1,231	)(v)	5,500

Total assets	$95,131	$55,151	$54,622		$204,904

Liabilities and equity:
Pharmacy claims and discounts payable	$10,355	$—	$—		$10,355
Health care costs payable and other insurance liabilities	—	7,269	(1,124	)(s)	6,145
Accrued expenses and other current liabilities	15,472	8,569	199	(w)	24,240
Short-term debt and current portion of long-term debt	4,821	999	—		5,820

Total current liabilities	30,648	16,837	(925)		46,560
Long-term debt	22,181	8,160	45,427	(x)	75,768
Deferred income taxes	2,996	—	6,350	(y)	9,346
Separate Account liabilities	—	4,296	—		4,296
Other long-term insurance liabilities	—	7,685	—		7,685
Other long-term liabilities	1,611	2,336	—		3,947

Total liabilities	57,436	39,314	50,852		147,602
Shareholders’ equity:
Common stock and capital surplus(1)	32,096	4,706	(4,706	)(z)	32,096
Treasury stock and shares held in trust	(37,796)	—	19,714	(aa)	(18,082)
Retained earnings	43,556	12,118	(12,482	)(bb)	43,192
Accumulated other comprehensive income (loss)	(165)	(1,244)	1,244	(cc)	(165)

Total shareholders’ equity	37,691	15,580	3,770		57,041
Noncontrolling interest	4	257	—		261

Total equity	37,695	15,837	3,770		57,302

Total liabilities and equity	$95,131	$55,151	$54,622		$204,904

(1)	On an historical basis, share information of CVS Health is as follows: 3.2 billion common shares authorized; 1.7 billion common shares issued and 1.0 billion shares outstanding. On a pro forma combined basis, share information is as follows: 3.2 billion common shares authorized; 2.0 billion common shares issued and 1.287 billion common shares outstanding.

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments shown above are explained in Note 7. Balance Sheet Pro Forma Adjustments.

1.	Description of Transaction

On December 3, 2017, CVS Health, a wholly-owned subsidiary of CVS Health and Aetna entered into the merger agreement, pursuant to which, subject to the terms and conditions set forth in the merger agreement, Aetna will become a wholly-owned subsidiary of CVS Health (the “merger”). Upon completion of the merger, each Aetna common share issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive $145.00 in cash, without interest thereon (the “cash consideration”), and 0.8378 of a share of CVS Health common stock (the “share consideration,” which, together with the cash consideration, is collectively referred to as the “merger consideration”).

As of completion of the merger, each vested Aetna stock appreciation right representing the right to receive a payment in Aetna common shares, including those Aetna stock appreciation rights that vest by their terms as of completion of the merger (collectively, the “Aetna stock appreciation rights”), will be cancelled and converted into the right to receive a cash amount (without interest) equal to the product of (a) the excess, if any, of (i) the sum of $145.00 plus the value equal to the product of the average of the volume weighted averages of the trading prices for shares of CVS Health common stock on the New York Stock Exchange (the “NYSE”) on each of the five consecutive trading days ending on the trading day that is two trading days prior to completion of the merger (the “CVS Health closing price”), multiplied by the ratio of 0.8378 of a share of CVS Health common stock for each Aetna common share (the “exchange ratio”) (the sum of such amounts is referred as the “equity award cash consideration”) over (ii) the applicable per share exercise price of such Aetna stock appreciation right multiplied by (b) the total number of Aetna common shares subject to such Aetna stock appreciation right. Each outstanding vested Aetna stock appreciation right (including those Aetna stock appreciation rights that vest by their terms as of completion of the merger) with a per share exercise price greater than or equal to the equity award cash consideration will be cancelled for no consideration.

As of completion of the merger, each Aetna stock appreciation right that is not vested as of completion of the merger or that is granted after the date of the merger agreement (to the extent permitted under the merger agreement), will be assumed by CVS Health and will become a stock appreciation right (an “assumed stock appreciation right”), representing the right to receive a payment in shares of CVS Health common stock on the same terms and conditions, except that (i) the number of shares of CVS Health common stock subject to the assumed stock appreciation right will equal the product of (A) the number of Aetna common shares that were subject to such Aetna stock appreciation right immediately prior to completion of the merger multiplied by (B) the sum of (x) the exchange ratio plus (y) the quotient of $145.00, divided by the CVS Health closing price (the sum of such amounts is referred to as the “equity award exchange ratio”), (with such product rounded down to the nearest whole share of CVS Health common stock) and (ii) the per share exercise price will equal the exercise price per share of the Aetna stock appreciation right immediately prior to completion of the merger divided by the equity award exchange ratio (rounded up to the nearest whole cent).

Immediately prior to completion of the merger, each outstanding Aetna restricted stock unit (an “Aetna RSU”) and each outstanding Aetna performance stock unit (an “Aetna PSU”) that provides for accelerated vesting upon completion of the merger will vest and will be converted into the right to receive, with respect to each Aetna common share underlying the Aetna RSU or Aetna PSU, the merger consideration, less applicable tax withholdings.

As of completion of the merger, each Aetna RSU or Aetna PSU that is not converted into a right to receive the merger consideration, or that is granted after the date of the merger agreement (to the extent permitted under the merger agreement), will be assumed by CVS Health and will be converted into a time-based vesting CVS Health RSU award corresponding to the merger consideration.

Completion of the merger is subject to the approval of and adoption of the merger agreement by Aetna shareholders, the approval of the stock issuance by CVS Health stockholders, termination or expiration of the waiting period under the HSR Act, the required governmental authorizations having been obtained and being in full force and effect and certain other conditions to completion of the merger. As of the date of this Current Report on Form 8-K, and subject to the satisfaction or, to the extent permitted by law, waiver of the conditions described in the preceding sentence, CVS Health and Aetna expect the merger to be completed in the second half of 2018.

For more information on the terms of the merger agreement, please see CVS Health’s Current Report on Form 8-K filed on December 5, 2017.

2.	Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting and are based on the historical consolidated financial statements of CVS Health and Aetna.

The acquisition method of accounting is based on Accounting Standards Codification (“ASC”) 805, Business Combinations, and uses the fair value concepts defined in ASC 820, Fair Value Measurement.

ASC 805 requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. In addition, ASC 805 requires that the consideration transferred be measured at the date the merger is completed at the then-current market price. This requirement will likely result in a per share equity component that is different from the amount assumed in these unaudited pro forma condensed combined financial statements, since the market price of the shares of CVS Health common stock at the date the merger is completed is likely to be different than the $71.90 market price that was used in the preparation of the unaudited pro forma condensed combined financial statements. The market price of $71.90 was based upon the closing price of shares of CVS Health common stock on the NYSE on February 16, 2018.

ASC 820 defines the term “fair value,” sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, CVS Health may be required to record the fair value of assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect CVS Health’s intended use of those assets. Many of these fair value measurements can be highly subjective, and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under the acquisition method of accounting, the assets acquired and liabilities assumed will be recorded, as of completion of the merger, primarily at their respective fair values and added to those of CVS Health. Financial statements and reported results of operations of CVS Health issued after completion of the merger will reflect these values, but will not be retroactively restated to reflect the historical financial position or results of operations of Aetna.

Under ASC 805, acquisition-related transaction costs (e.g., advisory, legal and other professional fees) are not included as a component of consideration transferred but are accounted for as expenses in the periods in which such costs are incurred. Acquisition-related transaction costs expected to be incurred by CVS Health include estimated fees related to a bridge financing commitment and agreement. Total acquisition-related transaction costs expected to be incurred by CVS Health and Aetna are estimated to be approximately $408 million and $165 million, respectively, of which $90 million and $38 million, respectively, were incurred through December 31, 2017.

The unaudited pro forma condensed combined balance sheet as of December 31, 2017 is required to include adjustments which give effect to events that are directly attributable to the merger regardless of whether they are expected to have a continuing impact on the combined results or are non-recurring. Therefore, acquisition-related transaction costs expected to be incurred by CVS Health and Aetna subsequent to December 31, 2017 of approximately $318 million and $127 million, respectively, are reflected as pro forma adjustments to the unaudited pro forma condensed combined balance sheet as of December 31, 2017, with the after-tax impact presented as an increase to accrued expenses and other current liabilities and a decrease to other current assets and retained earnings.

The unaudited pro forma condensed combined financial statements do not reflect any potential divestitures that may occur prior to, or subsequent to, completion of the merger, or the projected realization of cost savings following completion of the merger. These cost savings opportunities are from administrative cost savings as well as reduced health care costs due to medical management. Although CVS Health projects that cost savings will result from the merger, there can be no assurance that these cost savings will be achieved. The unaudited pro forma condensed combined financial statements do not reflect any projected pre-tax restructuring and integration-related costs associated with the projected annual cost savings. The annual cost savings are projected to be approximately $750 million in the second full year following completion of the merger. The restructuring and integration-related costs will be expensed in the appropriate accounting periods after completion of the merger.

On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act (the “TCJA”). Among numerous changes to existing tax laws, the TCJA permanently reduced the federal corporate income tax rate from 35% to 21% effective on January 1, 2018. The effects on deferred income tax balances of changes in tax rates are required to be taken into consideration in the period in which the changes are enacted, regardless of when they are effective. Consequently, the income statement adjustments to these unaudited pro forma condensed combined financial statements assume a 39% effective income tax rate and the balance sheet adjustments to these unaudited pro forma condensed combined financial statements assume a new lower effective income tax rate of 26%.

3.	Accounting Policies

At completion of the merger, CVS Health will review Aetna’s accounting policies. As a result of that review, CVS Health may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements. With the exception of one accounting policy related to recently issued accounting guidance that CVS Health early adopted in the first quarter of 2017 (see Note 6(l)), CVS Health is not aware of any differences that would have a material impact on the combined financial statements, and therefore, the unaudited pro forma condensed combined financial statements assume there are no other differences in accounting policies other than the one described in Note 6(l).

4.	Estimate of Consideration Expected to be Transferred

The following is a preliminary estimate of consideration expected to be transferred to effect the acquisition of Aetna:

(Millions, except per common share data)
Cash consideration:
Shareholders:
Aetna common shares outstanding	327.0
Multiplied by merger agreement cash consideration per share paid to Aetna shareholders	$145.00

Preliminary estimate of cash consideration paid to Aetna shareholders	$47,409

Stock appreciation right holders:
Aetna vested in-the-money stock appreciation rights	3.7
Multiplied by merger consideration value of $205.24 less exercise price	$125.71

Preliminary estimate of cash consideration paid to holders of vested Aetna stock appreciation rights	$463

RSU and PSU holders:
Vested Aetna RSUs and Aetna PSUs	0.3
Multiplied by merger agreement cash consideration per share paid to Aetna shareholders	$145.00

Preliminary estimate of cash consideration paid to Aetna RSU and Aetna PSU holders	$46

Preliminary fair value estimate of total cash consideration	$47,918

Share consideration:
Shareholders:
Aetna common shares outstanding	327.0
Multiplied by merger agreement per share exchange ratio	0.8378
Multiplied by per share price of CVS Health common stock on February 16, 2018	$71.90

Preliminary estimate of fair value of common stock issued to Aetna shareholders	$19,695

RSU and PSU holders:
Vested Aetna RSUs and Aetna PSUs	0.3
Multiplied by merger agreement per share exchange ratio	0.8378
Multiplied by per share price of CVS Health common stock on February 16, 2018	$71.90

Preliminary estimate of fair value of common stock issued to Aetna RSU and Aetna PSU holders	$19

Preliminary fair value estimate of total share consideration	$19,714

Total consideration:
Cash consideration	$47,918
Common share consideration	19,714
Other consideration transferred(a)	—

Estimate of total consideration expected to be transferred(b)	$67,632

(a)	As further described in Note 1. Description of Transaction, certain outstanding equity awards granted to Aetna employees will not be settled upon completion of the merger, and instead will be converted into replacement awards issued by CVS Health. The above table excludes approximately 1.4 million aggregate Aetna RSUs and PSUs and approximately 3.3 million Aetna stock appreciation rights, each outstanding at February 16, 2018, from the estimate of total consideration expected to be transferred. Other consideration transferred will include the portion of the fair value of the replacement awards that is attributed to pre-merger services. The fair value attributable to post-merger services will be recorded as compensation expense in CVS Health’s post-merger financial statements. At this time, CVS Health is unable to reasonably estimate the respective amounts attributable to pre- and post-merger services.

(b)	The estimated total consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial statements does not purport to represent the actual consideration that will be transferred when the merger is completed. In accordance with ASC 805 the fair value of equity securities issued as part of the consideration transferred will be measured on the date the merger is completed at the then-current market price. This requirement will likely result in a different value of the share consideration portion of the merger consideration and a per Aetna share equity component different from the $60.24 assumed in these unaudited pro forma condensed combined financial statements, and that difference may be material. For example, if the per share price of CVS Health’s common stock on the date the merger is completed increased or decreased by 10% from the price assumed in these unaudited pro forma condensed combined financial statements, the consideration transferred would increase or decrease by approximately $2.0 billion, which would be reflected in these unaudited pro forma condensed combined financial statements as an increase or decrease to goodwill.

5.	Estimate of Assets to be Acquired and Liabilities to be Assumed

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by CVS Health in the merger, reconciled to the estimate of total consideration expected to be transferred:

At December 31, 2017
(Millions)
Assets Acquired and Liabilities Assumed:
Historical net book value of net assets acquired	$15,837
Less historical:
Goodwill	(10,571)
Intangible assets	(1,180)
Debt issuance costs and net debt discounts/premiums	(46)
Capitalized software	(698)
Deferred acquisition costs	(521)
Deferred tax assets on outstanding equity awards	(14)
Deferred tax assets on debt premiums	(10)
Deferred tax liabilities on deferred acquisition costs	109
Deferred tax liabilities on historical capitalized software	155
Deferred tax liabilities on historical intangible assets and tax deductible goodwill	453

Adjusted book value of net assets acquired	3,514

Adjustments to:
Goodwill(c)	44,184
Identifiable intangible assets(d)	27,845
Deferred tax liabilities(e)	(7,043)
Fair value adjustment to debt(f)	(611)
Fair value of noncontrolling interest(g)	(257)
Other(h)	—

Total adjustments	64,118

Consideration transferred	$67,632

(c)	Goodwill is calculated as the difference between the acquisition date fair value of the total consideration expected to be transferred and the aggregate values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized.
(d)	As of completion of the merger, identifiable intangible assets are required to be measured at fair value, and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements and consistent with the ASC 820 requirements for fair value measurements, it is assumed that all assets will be used, and that all acquired assets will be used in a manner that represents the highest and best use of those acquired assets, but it is not assumed that any market participant synergies will be achieved.

The fair value of identifiable intangible assets is determined primarily using variations of the “income approach,” which is based on the present value of the future after-tax cash flows attributable to each identifiable intangible asset. Other valuation methods, including the market approach and cost approach, were also considered in estimating the fair value. Under the HSR Act and other relevant laws and regulations, there are significant limitations on CVS Health’s ability to obtain specific information about Aetna’s intangible assets prior to completion of the merger.

As of the date of this Current Report on Form 8-K, CVS Health does not have sufficient information as to the amount, timing and risk of the cash flows from all of Aetna’s identifiable intangible assets to determine their fair value. Some of the more significant assumptions inherent in the development of intangible asset values, from the perspective of a market participant, include, but are not limited to: the amount and timing of projected future cash flows (including revenue and profitability); the discount rate selected to measure the risks inherent in the future cash flows; the assessment of the asset’s life cycle; and the competitive trends impacting the asset. However, for purposes of these unaudited pro forma condensed combined financial statements and using publicly available information, such as historical revenues, Aetna’s cost structure, industry information for comparable intangible assets and certain other high-level assumptions, the fair value of Aetna’s identifiable intangible assets and their weighted average useful lives have been preliminarily estimated as follows:

	Estimated Fair Value	Estimated Useful Life
	(Millions)	(Years)
Customer relationships	$19,400	10
Technology	900	5
Provider networks	845	15
Definite-lived trade names/trademarks	200	7

	21,345
Indefinite-lived trade name/trademark	6,500	N/A

Total	$27,845

These preliminary estimates of fair value and weighted average useful life will likely be different from the amounts included in the final acquisition accounting, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. Once CVS Health has full access to information about Aetna’s intangible assets, additional insight will be gained that could impact (i) the estimated total value assigned to identifiable intangible assets, (ii) the estimated allocation of value between finite-lived and indefinite-lived intangible assets and/or (iii) the estimated weighted average useful life of each category of intangible assets. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to CVS Health only upon access to additional information and/or by changes in such factors that may occur prior to completion of the merger. These factors include, but are not limited to, changes in the regulatory, legislative, legal, technological and/or competitive environments. Increased knowledge about these and/or other elements could result in a change to the estimated fair value of the identifiable Aetna intangible assets and/or to the estimated weighted average useful lives from what CVS Health has assumed in these unaudited pro forma condensed combined financial statements. The combined effect of any such changes could then also result in a significant increase or decrease to CVS Health’s estimate of associated amortization expense.

(e)	As of completion of the merger, CVS Health will establish net deferred tax liabilities and make other tax adjustments as part of the accounting for the merger, primarily related to estimated fair value adjustments for identifiable intangible assets and debt (see Notes 5(d) and 5(f)). The pro forma adjustment to record the effect of deferred taxes was computed as follows:

(Millions)
Estimated fair value of identifiable intangible assets to be acquired	$27,845
Estimated fair value adjustment of debt to be assumed	(611)

Total estimated fair value adjustments of assets to be acquired and liabilities to be assumed	$27,234

Deferred taxes associated with the estimated fair value adjustments of assets to be acquired and liabilities to be assumed, at 26% (*)	$7,043

(*)	The tax impacts of the acquisition were estimated based on applicable law as in effect on December 31, 2017. CVS Health assumed a 26% effective income tax rate when estimating the deferred income tax impacts of the acquisition.

(f)	As of completion of the merger, Aetna’s debt is required to be measured at fair value. CVS Health has calculated the pro forma adjustment using publicly available information and believes the pro forma adjustment amount to be reasonable. This adjustment reflects the incremental fair value of Aetna’s long-term debt over the par value of such debt.

(g)	The net book value of Aetna’s noncontrolling interest is assumed to approximate its fair value in the pro forma condensed combined balance sheet.

(h)	As of completion of the merger, various other assets and liabilities are required to be measured at fair value, including, but not limited to: accounts receivable, property and equipment, insurance liabilities, and legal contingencies. As of the date of this Current Report on Form 8-K, CVS Health does not have sufficient information to make a reasonable preliminary estimate of the fair value of these assets and liabilities. Accordingly, for purposes of these unaudited pro forma condensed combined financial statements, CVS Health has assumed that the historical Aetna book values represent the best estimate of fair value.

6.	Income Statement Pro Forma Adjustments

(i)	For the year ended December 31, 2017, CVS Health’s insurance premiums from its SilverScript Insurance Company Medicare Part D prescription drug plan of $2.9 billion have been reclassified and presented separately from net revenues from pharmacy, consumer products and other. The related costs and benefits for the year ended December 31, 2017 of $2.3 billion have been reclassified and presented separately from cost of revenues from pharmacy, consumer products and other. These reclassifications made in these pro forma condensed combined financial statements were made to conform to Aetna’s insurance-related presentation.

(j)	To eliminate pharmacy and clinical services revenue CVS Health earned from Aetna of $8,501 million for the year ended December 31, 2017. The related costs eliminated and their financial statement line items are as follows:

Year Ended December 31, 2017
(Millions)
Elimination of cost of revenues	$8,386
Elimination of administrative fees from selling, general and administrative expenses	115

Total elimination	$8,501

(k)	For purposes of these unaudited pro forma condensed combined financial statements, this adjustment reflects CVS Health’s estimated forgone interest income associated with adjusting the amortized cost of Aetna’s debt securities investment portfolio to fair value as of completion of the merger. Forgone interest income due to the fair value adjustment to Aetna’s debt securities investment portfolio under the acquisition method of accounting is projected to be approximately $111 million for the year ended December 31, 2017.

(l)	During the first quarter of 2017, CVS Health early adopted on a retrospective basis ASU 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. ASU 2017-07 requires entities to disaggregate the current service cost component from the other components of net benefit cost and present it with other current compensation costs for related employees in the income statement and present the other components of net benefit cost elsewhere in the income statement and outside of operating income.

Below is Aetna’s reclassification from selling, general and administrative expenses to other expense (income) to conform with CVS Health’s current accounting policy:

Year Ended December 31, 2017
(Millions)
Net periodic benefit income for pension plans	$(112)
Net periodic benefit expense for other postretirement employee benefit plans	5

Reclassification of net periodic benefit income from selling, general and administrative expenses to other expense (income)	$(107)

Selling, general and administrative expenses is adjusted, as follows:

Year Ended December 31, 2017
(Millions)
Reclassification of net periodic benefit income to other expense (income), as discussed above	$107
Eliminate Aetna’s historical administrative fees paid to CVS Health (see (j))	(115)
Eliminate CVS Health and Aetna transaction costs incurred in 2017	(72)
Eliminate Aetna’s historical intangible asset amortization expense	(272)
Eliminate Aetna’s historical deferred acquisition cost amortization expense	(111)
Eliminate Aetna’s historical capitalized software amortization expense	(316)
Estimated transaction-related intangible asset amortization (*)	2,205

Estimated adjustment to selling, general and administrative expenses	$1,426

(*)	Assumes an estimated $21.3 billion of finite-lived intangibles and a weighted average amortization period of approximately 10 years (refer to Note 5. Estimate of Assets to be Acquired and Liabilities to be Assumed).

(m)	CVS estimates interest expense, net to increase due to the following:

Year Ended December 31, 2017
(Millions)
Additional interest expense associated with the issuance of $40.0 billion of long-term fixed-rate and/or floating rate debt that CVS Health expects to issue to partially fund the merger with various maturity tranches ranging from 2 to 30 years and an assumed weighted average annual interest rate of 4.27%(**)	$1,708
Additional interest expense associated with the issuance of $5.0 billion of fixed-rate term loans to partially fund the merger with an assumed maturity of 3 to 5 years and an assumed weighted average annual interest rate of 3.87%(***)	194
Eliminate CVS Health bridge financing costs incurred in 2017	(56)
CVS Health estimated foregone interest income associated with cash used to partially fund a portion of the merger consideration. The estimated forgone interest income for the combined entity is based on a weighted average annual interest rate of 1.45% for the year ended December 31, 2017	45
Eliminate historical amortization of net debt premiums/debt issuance costs	2
Amortization of estimated debt issuance costs of $230 million associated with the long-term debt and term loans to be issued to partially fund the merger	20
Amortization of the estimated fair value adjustment to Aetna’s debt assumed by CVS Health over the remaining life of Aetna’s outstanding debt	(51)

Estimated adjustment to interest expense	$1,862

(**)	If interest rates were to increase or decrease by 0.125% from the rates assumed in estimating this pro forma adjustment to interest expense, pro forma interest expense would increase or decrease by approximately $50 million in the year ended December 31, 2017.
(***)	If interest rates were to increase or decrease by 0.125% from the rates assumed in estimating this pro forma adjustment to interest expense, pro forma interest expense would increase or decrease by approximately $6 million in the year ended December 31, 2017.

(n)	To adjust other expense (income) for the following:

Year Ended December 31, 2017
(Millions)
Reclassification of net periodic benefit income from selling, general and administrative expenses to other expense as discussed in (l)	$(107)
Adjustment to net periodic benefit income to eliminate the amortization of prior service credit and deferred actuarial losses	(64)

Total	$(171)

(o)	The pro forma income tax adjustments are estimated at the applicable statutory income tax rates in effect through December 31, 2017, generally 39%.

(p)	The combined basic and diluted earnings per share from continuing operations for the periods presented are based on the combined weighted average basic and diluted common shares of CVS Health and Aetna. The historical weighted average basic and diluted shares of Aetna were assumed to be replaced by the shares expected to be issued by CVS Health to effect the merger.

The following table summarizes the computation of the unaudited pro forma combined weighted average basic and diluted shares outstanding:

Year Ended December 31, 2017
(Millions)
CVS Health weighted average shares used to compute basic earnings per share	1,020
Aetna shares outstanding at February 16, 2018, converted at the exchange ratio of (327.0*0.8378)	274

Combined weighted average basic shares outstanding	1,294
Number of Aetna RSUs and Aetna PSUs at February 16, 2018, expected to vest at closing converted at the exchange ratio (0.3*0.8378)	0.3

Pro forma weighted average basic shares outstanding	1,294
Dilutive effect of CVS Health’s outstanding stock-based awards	4
Dilutive effect of Aetna’s outstanding stock-based awards, converted at the exchange ratio (CVS Health awards to be issued to replace Aetna awards)	8

Pro forma weighted average shares used to compute diluted earnings per share	1,306

Note: Certain amounts may reflect rounding adjustments.

(q)	The following is a reconciliation of pro forma basic and diluted earnings per share for the applicable period:

Year Ended December 31, 2017
(Millions)
Numerator for earnings per share calculation:
Pro forma income from continuing operations attributable to CVS Health	$6,495
Income allocated to participating securities	(20)

Total	$6,475

Denominator for earnings per share calculation:
Pro forma weighted average shares, basic	1,294
Pro forma weighted average shares, diluted	1,306
Pro forma earnings per share:
Basic	$5.00
Diluted	$4.96

7.	Balance Sheet Pro Forma Adjustments

(r)	To reflect the use of available cash to partially fund the merger. This estimate is derived as follows:

(Millions)
To record issuance of CVS Health long-term debt and term loans to effect the merger	$45,000
Estimated debt issuance costs incurred	(218)
To record the cash portion of the merger consideration	(47,918)

Total	$(3,136)

(s)	To eliminate trade receivables and payables between CVS Health and Aetna.

(t)	To adjust goodwill to an estimate of acquisition date goodwill, as follows:

(Millions)
Eliminate Aetna’s historical goodwill	$(10,571)
Estimated transaction goodwill	44,184

Total	$33,613

(u)	To adjust intangible assets to their estimated fair value, as follows:

(Millions)
Eliminate Aetna’s historical intangible assets	$(1,180)
Estimated fair value of intangible assets acquired	27,845

Total	$26,665

(v)	To adjust other assets to their estimated fair value, as follows:

(Millions)
Eliminate Aetna’s historical capitalized software	$(698)
Eliminate Aetna’s historical deferred acquisition costs	(521)
Reclassify term loan facility fees paid in December 2017 as a reduction of long-term debt	(12)

Total	$(1,231)

(w)	To adjust accrued expenses and other current liabilities:

(Millions)
To accrue estimated acquisition-related transaction costs projected to be incurred after December 31, 2017	$280
To reduce current tax liabilities related to estimated tax-deductible acquisition-related transactions costs	(81)

Total	$199

(x)	To record issuance of CVS Health long-term debt and related debt issuance costs, eliminate the Aetna historical debt issuance costs that have no future economic benefit, and adjust Aetna’s debt to an estimate of fair value, as follows:

(Millions)
Establish incremental CVS Health long-term debt to effect the merger	$40,000
Establish incremental CVS Health term loans to effect the merger	5,000
Estimated debt issuance costs	(230)
Elimination of unamortized debt issuance costs and net debt discounts/premiums	46
Estimated fair value increase over par value of assumed Aetna debt	611

Total	$45,427

(y)	Adjustment of deferred income tax liabilities (assets) as follows:

(Millions)
Eliminate Aetna’s historical deferred tax liability on intangible assets and tax deductible goodwill	$(453)
Eliminate Aetna’s historical deferred tax liability on capitalized software	(155)
Eliminate Aetna’s historical deferred tax asset on debt premiums	10
Eliminate Aetna’s historical deferred tax asset on outstanding equity awards	14
Eliminate Aetna’s historical deferred tax liability on deferred acquisition costs	(109)
Estimated transaction-related deferred tax liability on identifiable intangible assets	7,202
Estimated transaction-related deferred tax asset for fair value increase in assumed debt	(159)

Total	$6,350

(z)	To eliminate Aetna’s historical common shares and additional paid-in capital of $4.7 billion.

(aa)	Issuance of shares of CVS Health common stock from treasury stock to record the share consideration portion of the merger consideration.

(bb)	To eliminate Aetna’s historical retained earnings and to record the estimated after-tax portion of the acquisition-related transaction costs projected to be incurred after December 31, 2017:

(Millions)
Elimination of Aetna’s historical retained earnings	$(12,118)
Estimated transaction costs projected to be incurred after December 31, 2017	(364)

Total	$(12,482)

(cc)	To eliminate Aetna’s historical accumulated other comprehensive income.

(dd)	To eliminate CVS Health’s unamortized bridge financing costs paid in December 2017.

The unaudited pro forma condensed combined financial statements do not present a combined dividend per share amount. On each of February 2, 2017, May 1, 2017, August 3, 2017, November 3, 2017 and February 2, 2018, CVS Health paid a dividend of $0.50 per share of CVS Health common stock. On January 27, 2017, Aetna paid a dividend of $0.25 per Aetna common share. On each of April 28, 2017, July 28, 2017, October 27, 2017 and January 26, 2018, Aetna paid a dividend of $0.50 per Aetna common share. Under the terms of the merger agreement, during the period prior to completion of the merger, Aetna is not permitted to declare, set aside or pay any dividend or other distribution other than its regular cash dividend in the ordinary course of business consistent with past practice in an amount not to exceed $0.50 per share per quarter. Under the terms of the merger agreement, during the period before completion of the merger, CVS Health is not permitted to declare, set aside or pay any dividend or other distribution other than its regular cash dividend in the ordinary course of business consistent with past practice in an amount not to exceed $0.50 per share per quarter. The dividend policy of CVS Health following completion of the merger will be determined by CVS Health’s board of directors.